Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2007

Mr. W. Larry Cash
Executive Vice President, Chief Financial Officer and Director
Community Health Systems, Inc.
4000 Meridian Boulevard
Franklin, TN 37067

      Re: **Community Health Systems, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed February 20, 2007
                File No. 001-15925

Dear Mr. Cash:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Joel N. Parker
              Accounting Branch Chief